UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

MF Global Holdings Ltd.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

55277J108
(CUSIP Number)

November 2, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,506,957
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,506,957
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,506,957
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.73%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,536,793
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,536,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.96%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,572,663
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,572,663
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,663
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,633,587
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,633,587
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,587
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,250,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.64%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,250,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.64%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 55277J108	13G

1	NAMES OF REPORTING PERSONS David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,250,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.64%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a)	Name of Issuer

MF Global Holdings Ltd.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices

717 Fifth Avenue New York, New York 10022

Item 2.	(a)	Name of Person Filing

This statement is being filed by and on behalf of Appaloosa Investment Limited Partnership I (“AILP”), Palomino Fund Ltd. (“Palomino”), Thoroughbred Fund L.P. (“TFLP”), Thoroughbred Master Ltd. (“TML”), Appaloosa Management L.P. (“AMLP”), Appaloosa Partners Inc. (“API”) and David A. Tepper (“Mr. Tepper” and, together with AILP, Palomino, TFLP, TML, AMLP and API, the “Reporting Persons”). Mr. Tepper is the sole stockholder and the President of API.  API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP.  AMLP is the general partner of AILP and TFLP, and acts as investment advisor to Palomino and TML.

Item 2.	(b)	Address of Principal Business Office or, if None, Residence

The business address of each of the Reporting Persons is c/o Appaloosa Management L.P., 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

Item 2.	(c)	Citizenship

AILP is a Delaware limited partnership. Palomino is a British Virgin Islands corporation. TFLP is a Delaware limited partnership. TML is a British Virgin Islands corporation. AMLP is a Delaware limited partnership. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.

Item 2.	(d)	Title of Class of Securities

Common Stock, par value $1.00 per share.

Item 2.	(e)	CUSIP Number

55277J108

Item 3.                      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                      Ownership

The percentages set forth in this Item 4 are based on there being 164,892,596 shares of Common Stock outstanding as of June 30, 2011, as disclosed in MF Global Holdings Ltd.’s Amendment No. 1 to Form 10-Q for the period ended June 30, 2011 (filed on September 1, 2011).

AILP:

(a)	Amount beneficially owned: 4,506,957
(b)	Percent of class: 2.73%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 4,506,957
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 4,506,957

Palomino:

(a)	Amount beneficially owned: 6,536,793
(b)	Percent of class: 3.96%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 6,536,793
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 6,536,793

TFLP:

(a)	Amount beneficially owned: 1,572,663
(b)	Percent of class: 0.95%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 1,572,663
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 1,572,663

TML:

(a)	Amount beneficially owned: 1,633,587
(b)	Percent of class: 0.99%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 1,633,587
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 1,633,587

AMLP:

(a)	Amount beneficially owned: 14,250,000
(b)	Percent of class: 8.64%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 14,250,000
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 14,250,000

API:

(a)	Amount beneficially owned: 14,250,000
(b)	Percent of class: 8.64%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 14,250,000
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 14,250,000

Mr. Tepper:

(a)	Amount beneficially owned: 14,250,000
(b)	Percent of class: 8.64%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 14,250,000
	(iii)	Sole power to dispose or to direct the disposition: -0-
	(iv)	Shared power to dispose or to direct the disposition: 14,250,000

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2011

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
PALOMINO FUND LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED FUND L.P.
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED MASTER LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA MANAGEMENT L.P.
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA PARTNERS INC.
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
/s/ David A. Tepper
David A. Tepper

EXHIBIT A

---------

JOINT FILING AGREEMENT

----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  November 14, 2011

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
PALOMINO FUND LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED FUND L.P.
By: APPALOOSA MANAGEMENT L.P., Its General Partner
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
THOROUGHBRED MASTER LTD.
By: APPALOOSA MANAGEMENT L.P., Its Investment Advisor
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA MANAGEMENT L.P.
By: APPALOOSA PARTNERS INC., Its General Partner
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
APPALOOSA PARTNERS INC.
By: /s/ David A. Tepper
Name: David A. Tepper
Title: President
/s/ David A. Tepper
David A. Tepper